Jonathan R. Zimmerman Partner jon.zimmerman@FaegreBD.com Direct +1 612 766 8419	Faegre Baker Daniels LLP 2200 Wells Fargo Center ☐ 90 South Seventh Street Minneapolis ☐ Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

FOIA Confidential Treatment Request of Supplemental Materials
Requested by Tactile Systems Technology, Inc.
Pursuant to Rule 83 (17 C.F.R. § 200.83)

April 29, 2016	by EDGAR and OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                                  Amanda Ravitz

Heather Percival

David Burton

Kate Tilan

Re:                           Tactile Systems Technology, Inc. (the “Company”)

Registration Statement on Form S-1 Filed January 25, 2016

Amendment No. 1 Filed March 25, 2016

SEC File No. 333-209115

CIK No. 0001027838

Ladies and Gentlemen:

On behalf of the Company, we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in prior letters regarding the Registration Statement on Form S-1 that was originally confidentially submitted to the Commission on September 25, 2015 and, as subsequently revised, was filed with the Commission on January 25, 2016 and then amended on March 25, 2016 (the “Registration Statement”). In this letter, we are responding only to the final portion of comment number 18 in the letter from the Staff dated October 23, 2015 regarding the reasons for any material differences between the Company’s last fair value determination and the midpoint of the estimated IPO price range.  The Company addressed the remainder of comment number 18 in the Company’s previous letters to the Staff.

CONFIDENTIAL TREATMENT REQUEST

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission
April 29, 2016

Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at (612) 766-8419 rather than rely on the U.S. mail for such notice.

ESTIMATED PRICE RANGE:

The Company expects to include an anticipated price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the road show for the initial public offering (the “IPO”), which the Company anticipates could commence as soon as [*], 2016.  That price range will be subject to then-current market conditions, continuing discussions with the underwriters and any other factors affecting the Company or the proposed offering.

Based in part on information provided by the underwriters, the Company currently estimates that the anticipated midpoint of the offering prices to be reflected on the cover of the Company’s preliminary prospectus, if issued, would be $[*]  per share (“Estimated Midpoint”). Please note that unless otherwise indicated, the per share amounts and share amounts in this letter reflect the impact of an anticipated 1-for-[*] reverse stock split that the Company plans to effect immediately prior to the offering.

STAFF COMMENTS AND SUPPLEMENTAL COMPANY RESPONSES

Comment

18.       In order to assist us in evaluating your stock-based compensation, please provide us with the following information for each date you granted stock options in 2014 and the subsequent periods:

•                 Date of grant;

•                 Number of shares issuable under the grant(s);

•                 Exercise price per share;

•                 Any restriction or vesting terms;

•                 Management´s estimate of the fair value of the underlying ordinary share;

•                 How management determined the fair value estimate;

•                 Nature of any relationship between you and the recipient;

•                 Nature and terms of any concurrent transactions with the recipient; and

•                 The amount of any compensation for the grant.

When pricing information for this offering is available, please tell us the significant reasons for any material differences between your last fair value determination and the midpoint of the estimated IPO price range.

Supplemental Response

As noted in the Company’s letter dated January 25, 2016 responding to comments 3 and 4 set forth in the letter from the Staff dated January 21, 2016, the Company’s last fair value determination was for stock options awarded June 24, 2015, where the Company utilized a revised fair value of $[*] per share when reflecting the anticipated 1-for-[*] reverse stock split that the Company plans to effect immediately prior to the offering.

In recognition of the Staff’s interest in understanding the factors affecting the difference between the anticipated Estimated Midpoint and the estimated fair value of common stock in connection with the Company’s last fair value determination, the Company is providing the information set forth below.  The Company believes the following factors more than adequately explain the difference between the grant

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission
April 29, 2016

date estimated fair value of the Company’s common stock on June 24, 2015 (nearly a year ago) and the Estimated Midpoint.

•                 The Company’s revenues increased from $47.7 million in 2014 to $62.9 million in 2015, a 32% increase.  The Company’s revenues increased from $10.1 million in the first quarter of 2015 to $13.7 million in the first quarter of 2016, a 35% increase.

•                 The Company invested materially in its infrastructure to support future growth during this period, including a material increase in the size of its sales force.

•                 The Company launched sales of its ACTitouch System in late 2013 and it generated $3.5 million in revenue in 2015, with revenue increasing materially during the year, particularly in the third and fourth quarter of 2015.  In the first quarter of 2016, the ACTitouch System generated revenue of $0.5 million.  The Company also launched in Entré System in 2013 and its revenues climbed to $1.5 million in the first quarter of 2016.

•                 The Company continued to develop its peer-reviewed, published clinical evidence that its Flexitouch System reduces swelling and improves quality of life for lymphedema patients while reducing healthcare costs during the year since the last fair market value determination.  The Company believes this is a competitive strength that increases the value of the Company.

•                 The Estimated Midpoint represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid for a 180-day lockup period following the IPO. This illiquidity accounts for a substantial difference between the estimated fair values of the common stock through June 24, 2015 and the Estimated Midpoint.  For example, the common stock valuation as of December 31, 2014 applied a 20% discount to reflect a lack of liquidity. The fair value of $[*] per share for the stock options granted in 2015 represents approximately [*]% of the Estimated Midpoint, all but $[*] of which is due to the illiquidity discount using the 20% discount described above.

•                 The Company’s convertible preferred stock has substantial economic rights and preferences over the holders of its common stock. The holders of outstanding preferred stock are entitled to receive liquidation payments in preference to holders of common stock. The Estimated Midpoint assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation for purposes of the Estimated Midpoint, compared to the valuations set by the Company’s board of directors, which included the effect of preferences for the Company’s preferred stock.

The Company conducted contemporaneous valuations of its common stock at the time of its last fair market value determination in June 2015.  Therefore, it and its board of directors believe that price was a bona fide estimate of the common stock fair value as of the grant date.  As noted above the discount for illiquidity and the over 30% growth in revenues more than accounts for the increase in value to the estimated IPO price.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission
April 29, 2016

Anticipated Equity Compensation Grants

The Company presently anticipates granting equity awards to its independent directors and certain employees concurrently with the IPO. With respect to these awards, the Company intends to use the price to the public in the IPO as the deemed fair value per share of common stock for financial accounting purposes.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (612) 766-8419 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

Enclosures

cc:

Tactile Systems Technology, Inc.

Gerald R. Mattys, Chief Executive Officer

Lynn L. Blake, Chief Financial Officer

Robert J. Folkes, Chief Operating Officer

Faegre Baker Daniels LLP

Christine G. Long

Dorsey & Whitney LLP

Jonathan B. Abram

Grant Thornton LLP

Greg Steiner

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.